FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2012 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant filed a notice with the ISA/TASE in accordance with a new settlement and clearing directive of the TASE. Attached an English translation of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 6, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

Tower Semiconductor Ltd.
(The "Company")

November 6, 2012

To:
The Israel Securities Authorities/ The Tel Aviv Stock Exchange Ltd.
Via MAGNA

Re: Amendments to the Company's Convertible Securities Pursuant to the Directive of
the Tel Aviv Stock Exchange

Pursuant to the directive set forth by the Tel Aviv Stock Exchange (the "TASE") on January 8, 2012 regarding the transition to T+1 clearing and settlement for shares and convertible securities – implications of the transition on the “Ex Date”, the terms of convertible securities and the possibility of suspending  the trading on the TASE of all securities of companies which fail to procure that the terms of their securities shall comply with the such directive (the "TASE Directive"), the Board of Directors of the Company (the "Board") has resolved on October 22, 2012 to amend the terms of the Company's convertible securities, which shall be listed below, by way of making this immediate notice public, in order to adjust the terms of the convertible securities to comply with the TASE Directive.

1.	General outline of the TASE Directive requirements and its implications:

It is hereby clarified that this general outline constitutes a summary of the TASE Directive requirements and does not replace an independent comprehensive review of the TASE Directive.

Pursuant to the TASE Directive, and further to the amendment to the TASE regulations dated November 11, 2011, as of March 18, 2012 clearing and settlement of shares and convertible securities shall take place on the T+1 day. Accordingly, a transaction which takes place on a particular day (T) shall be cleared and settled on the following trading day (T+1).

As a result of the transition to T+1 clearing and settlement, changes shall occur with respect to the Ex Date in the event of distribution of bonus shares, offer by way of rights issue, distribution of dividends, consolidation of share capital, consolidation of shares, reduction or split in share capital or company split (each hereinafter referred to as a "Corporate Event"), in that the determining date and the Ex Date shall both take place on the same trading day.

Therefore, pursuant to this transition, companies whose securities are traded on the TASE must amend their convertible securities in order to comply with the following requirements:

(a)  Convertible securities shall not be permitted to be exercised on the determining date of a Corporate Event; (b) to the extent that convertible securities have specific adjustment mechanisms, those adjustment mechanisms must be based on the closing price per share on the trading day which precedes the Ex Date.

2.	Amendments of the Company's Convertible Securities:

2.1	Debentures (Series E)

The Company's Debentures (Series E) were issued in accordance with a prospectus prepared by the Company and filed on July 26, 2007, as amended on August 26, 2007 ("Debentures (Series E)"). Pursuant to the amendment of the Debentures (Series E) Trust Agreement which was signed on October 28, 2012 by the Company and Ziv Haft Trusts Company Ltd. (the "Trustee") after the Trustee remained assured that the amendment does not derogate from the rights of holders of the Debentures (Series E), the terms of the Debentures (Series E) were amended, in order to comply with the TASE Directive, in the following manner:

2.1.1
The Debentures (Series E) shall not be permitted to be exercised on the determining date of a Corporate Event and on the Ex Date with respect to a Corporate Event if the Ex Date occurs before the determining date relating to such Corporate Event.

2.1.2
Adjustment required in event of distribution of bonus shares: In the event that the Company shall distribute bonus shares to its existing shareholders, immediately following the determining date for the right to receive such bonus shares, the amount of shares that the holder of a Debenture (Series E) is entitled to receive upon exercising the Debenture (Series E) shall be increased to the amount of shares which includes the amount of bonus shares that the holder of a Debenture (Series E) would have been entitled to receive if he had exercised his Debenture (Series E) before the trading day which precedes the Ex Date of the bonus shares distribution.

2.1.3
Adjustment required in event of offer by way of rights: In the event that the Company shall offer its existing shareholders, by way of rights, the rights to purchase securities, the conversion rate of the Debentures (Series E) which were not converted into shares as of the determining date of the right to purchase rights pursuant to the Company's offer shall be adjusted for the benefit of such rights as reflected by the ratio between closing price per share on the TASE on the trading day which precedes the Ex Date of the rights offering to the base price “Ex Rights Offering”.

2.1.4
Adjustment required in event of cash dividends distribution: In the event that the Company shall distribute cash dividends, immediately after the determining date of the cash dividend distribution the conversion rate of the Debentures (Series E) shall be adjusted by multiplying it with the ratio between the price per share established by the TASE as adjusted for the dividend distribution ("Ex Dividend Rate") and the price per share on the TASE for the trading day which precedes the Ex Dividend Rate.

For further information regarding these abovementioned amendments please refer to the amendment of the Debentures (Series E) Trust Agreement, attached as Exhibit A to this notice.

2.2	Debentures (Series F)

The terms of the Company's Debentures (Series F), which were originally issued in accordance with a shelf offering notice filed by the Company on October 26, 2010 and in accordance with the Company's shelf prospectus which was filed on September 6, 2010, were amended in order to comply with the TASE Directive as part of the shelf offering notice filed by the Company on February 21, 2012, reference no. 2012-02-048501.

2.3	Unregistered convertible securities

The terms of the unregistered option grants which were granted to the Company's directors and employees pursuant to the Company's option plans from the years 2009-2007 were amended on October 22, 2012 in order to comply with the TASE Directive in the following manner:

The unregistered option grants shall not be permitted to be exercised on the determining date of a Corporate Event and on the Ex Date with respect to a Corporate Event if the Ex Date occurs before the determining date relating to such Corporate Event.

Sincerely,

Tower Semiconductor Ltd.